                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-1
                               (Amendment No. 2)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           NEW IMAGE INDUSTRIES, INC.
                           (Name of subject company)

                          DENTSPLY INTERNATIONAL INC.
                            IMAGE ACQUISITION CORP.
                                    (Bidder)

                                ----------------
                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of class of securities)

                                  645639 10 5
                     (CUSIP number of class of securities)

                                John C. Miles II
             Vice Chairman of the Board and Chief Executive Officer
                          DENTSPLY International Inc.
                            570 West College Avenue
                                  P.O. Box 872
                         York, Pennsylvania 17405-0872
                                 (717) 846-0256
                               ------------------
            (Name, address and telephone number of person authorized
          to receive notices and communications on behalf of bidders)

                                    Copy to:

                             Marlee S. Myers, Esq.
                          Morgan, Lewis & Bockius LLP
                         One Oxford Centre, 32nd Floor
                      Pittsburgh, Pennsylvania 15219-1417
                                 (412) 560-3300


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         This Amendment No. 2 amends the Tender Offer Statement on Schedule
14D-1 originally filed on January 31, 1997, and as amended on February 26, 1997, (the "Schedule 14D-1") by DENTSPLY International Inc., a Delaware corporation ("Parent") and its wholly-owned subsidiary, Image Acquisition Corp., a Delaware corporation ("Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of common stock, par value $0.001, of New Image Industries, Inc., a Delaware corporation. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

Item 10.  Additional Information.

         The first paragraph of Section 1 of the Offer to Purchase is hereby deleted in its entirety and the following paragraph is inserted in lieu thereof:

         Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn. The term "Expiration Date" means Midnight, Eastern Standard time on March 7, 1997, unless the Purchaser shall have further extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so further extended by the Purchaser, shall expire.

Item 11.  Material to be Filed as Exhibits.

         (a)(8) Press Release issued by DENTSPLY International Inc. on March 4, 1997.
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 5, 1997

                                   DENTSPLY International Inc.

                                   /s/ Edward D. Yates
                                   ---------------------------
                                   Name:   Edward D. Yates
                                   Title:  Senior Vice President and
                                           Chief Financial Officer

                                   Image Acquisition Corp.

                                   /s/ Edward D. Yates
                                   ---------------------------
                                   Name:   Edward D. Yates
                                   Title:  Senior Vice President


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                                                    Exhibit (a) (8)

DENTSPLY                                            DENTSPLY International
                                                    570 West College Avenue
                                                    P.O. Box 872
                                                    York, PA 17405-0872
                                                    (717) 845-7511
                                                    Fax (717) 848-3739

                             FOR IMMEDIATE RELEASE

News
For further
information
contact

Edward D. Yates
Senior Vice President and
Chief Financial Officer

(717) 849-4243

           DENTSPLY INTERNATIONAL INC. EXTENDS TENDER OFFER DEADLINE
                  FOR NEW IMAGE INDUSTRIES, INC. COMMON STOCK

York, PA -- March 4, 1997 -- DENTSPLY International Inc. (Nasdaq-XRAY) today announced that it is extending to 12:00 Midnight, Eastern Standard time, on Friday, March 7, 1997 its previously announced $2.00 per share cash tender offer for all shares of New Image Industries, Inc. According to the depository for the tender offer, 4,783,079 New Image shares, representing approximately 87% of the shares outstanding, had been tendered and not withdrawn pursuant to the tender offer as of Midnight on March 3, 1997. The purpose of the extension is to provide additional time for New Image stockholders to tender a sufficient number of shares so that DENTSPLY, following the expiration of the tender offer, may acquire all remaining New Image shares by means of a "short form" merger under Delaware law. If 90% or more of the outstanding New Image shares are tendered by Midnight, Eastern Standard time on March 7, 1997, DENTSPLY intends to effect such a "short form" merger for $2.00 per share in cash, without prior notice to, or any action by, any remaining New Image stockholders.

DENTSPLY designs, develops, manufactures and markets a broad range of products for the dental market. The Company believes that it is the world's leading manufacturer and distributor of artificial teeth, endodontic instruments and materials, impression materials, prophylaxis paste, dental sealants, ultrasonic scalers, and crown and bridge materials; the leading United States manufacturer and distributor of dental x-ray equipment, dental handpieces, dental x-ray film holders, film mounts and bone substitute/grafting materials; and a leading United States distributor of dental cutting instruments and dental implants. The Company distributes its dental products in over 100 countries under some of the most well-established brand names in the industry.

DENTSPLY is committed to the development of innovative, high quality, cost-effective new products for the dental market.